

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 30, 2010

Via Facsimile and U.S. Mail

Mr. Richard Thon
Chief Financial Officer
ProUroCare Medical Inc.
6440 Flying Cloud Drive, Suite 101
Eden Prairie, MN 55344

> **Re: ProUroCare Medical Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **File No. 000-51774**

Dear Mr. Thon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K For the Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data, page F-1

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-16

-(i) Stock-based Compensation, page F-18

1.   We note from page F-19 that you do not adjust your fair value calculation of the stock
        options for forfeitures since you have a lack of history. Please explain to us why you are
        not estimating forfeitures in the determination of the fair value of your outstanding stock
        options issued and how this complies with Topic 718-10-55-45 and 718-10-35-3 of the
        FASB Accounting Standards Codification.

Note 2. Public Offering; Automatic Conversion of Convertible Debt, page F-20

2.   We note from here and page F-33 that you sold 3,050,000 units at $1.00 per share
        consisting of one share of common stock and one redeemable warrant to purchase one
        share of common stock at an exercise price of $1.30 per share. Please explain to us how
        you accounted for this transaction including the redeemable warrants that were issued as
        part of this transaction. Cite the accounting literature relied upon and how you applied it
        to your situation.

Note 9. Income Taxes, page F-26

3.   We note that you classify interest expense and penalties related to your income taxes in
        general and administrative expenses. Please revise your future filings to classify interest
        expense for your uncertain income tax positions as part of either income tax expense or
        interest expense within your statement of operations. Alternatively, please explain to us
        how your accounting policy related to your classification of interest expense for your
        uncertain income tax positions complies with the guidance in 740-10-45-25 of the FASB
        Accounting Standard Codification.

Note 14. Shareholders' Equity (Deficit), page F-31

-(h). Warrant Exercises, page F-40

4.   We note that you commenced a replacement warrant offering during fiscal 2009 and that
        you recognized approximately $1.4 million of expense related to this transaction for the
        early exercise of the warrants. Please explain to us how you accounted for this transaction
        and why you recognized $1.4 million of expense related to this transaction during fiscal
        2009. Cite the accounting literature relied upon and how you applied it your situation.

Item 9A(T) Controls and Procedures, page 34

5.   We note from your first sentence of this section that you do not include the full definition of disclosure controls and procedures as set forth in Rule 13a-15(e) of the Exchange Act. While you are not required to include the definition of disclosure controls and procedures, when you do, all of the language must be consistent with the language that appears in the two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Please revise future filings to either include the full two-sentence definition or to remove the definition.

Exhibits 31.1 and 31.2

6.   We note here and within your September 30, 2010, June 30, 2010 and March 31, 2010 Forms 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note that you made modifications to paragraph 4(d). Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended September 30, 2010

Note 3. Notes Payable-Bank, page 9

7.   We note that you modified your notes payable with Crown Bank on June 28, 2010 and that you determined that this was a substantial modification to this loan. We further note that you continued to agree to provide a certain number of common stock shares per month to the guarantors until March 28, 2011. We finally note that you are going to record the shares as debt extinguishment over the term of the new loan as debt extinguishment expense. Please explain to us in more detail the nature of the transaction including the timing of the recognition of the loss for the debt extinguishment. For instance, please explain to us why you are recording the shares issued as debt expense over the life of the loan rather than up-front as debt extinguishment. Cite the accounting literature relied upon and how you applied it to your situation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin Vaughn
Accounting Branch Chief